April 10, 2017

VIA EDGAR AND FEDERAL EXPRESS

Coy Garrison, Esquire

Brian Hough, Esquire

Office of Real Estate and Commodities

United States Securities and Exchange Commission

Division of Corporation Finance

Mailstop 3233

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Safety, Income and Growth Inc.
Registration Statement on Form S-11
CIK No. 0001688852

Dear Messrs. Garrison and Hough:

On behalf of our client, Safety, Income and Growth REIT, Inc. (the “Company”), we are filing the Company’s Registration Statement on Form S-11 (the “Registration Statement”), which has been marked to show all changes made to the Company’s last draft of the Registration Statement (the “Draft Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on February 13, 2017.

Set forth below are the Company’s responses to the comments of the Staff of the Commission on the Draft Registration Statement, as set forth in the Staff’s letter dated March 3, 2017.  The responses follow each comment and where applicable, include page references to the Registration Statement indicating where disclosure has been added in response to the Staff’s comment.

Certain Defined Terms, page ii

1.              We note your response to comment 1 that you do not intend to disclose the Combined Property Value for your properties.  However, we note from your disclosures throughout that the ratio of the initial value of a GNL to the Combined Property Value of the GNL is an important metric used in your investment strategy, in evaluating the opportunity for value accretion through reversion rights associated with the “value bank,” and in evaluating your indebtedness in light of your targeted leverage.  Given the foregoing, please disclose the ratio of the initial value of your GNL portfolio to the Combined Property Value of your portfolio, or provide us with an analysis as to why such disclosure is not necessary.

For the reasons set forth below, the Company continues to believe that it should not be required to disclose the ratio of the Company’s estimate of the initial value of its GNL portfolio to its estimate of the Combined Property Value.  The Company respectfully submits that (i) the estimates were prepared as part of the Company’s internal underwriting and not for the purpose of disclosure in a registration statement; (ii) the Company does not believe it is customary for REIT registrants to disclose internal asset values in public filings; and (iii) the information currently included in the prospectus provides sufficient information for an investor to reach its own informed view regarding Combined Property Value and hence the ratio of the initial value of the Company’s GNL portfolio to Combined Property Value.

As disclosed in the prospectus, the Company uses Combined Property Value to evaluate: (i) the security of its GNLs; (ii) the initial “value bank” that may revert to it at the end of the relevant lease term; and (iii) its leverage position. The Company’s estimate of Combined Property Value is based on one or more valuation methodologies that it considers appropriate depending on the particular facts and circumstances.   For example, a capitalization rate may be applied to a property’s net operating income, comparable sale transactions may be analyzed, an appraisal may be conducted or replacement cost may be estimated.  Accordingly, Combined Property Value necessarily reflects the particular valuation methodology selected and the related assumptions (e.g. appropriate capitalization rate, comparable properties or construction costs).  Combined Property Value does not reflect an actual sale price for a particular asset, and the use of a different valuation methodology or assumptions would likely result in a different value. Moreover, Combined Property Value includes, in many instances, assets, such as the buildings and other improvements on the land, that do not currently belong to the Company.

The Company believes that its position is consistent with the approach taken by other REIT registrants in registration statements, where it would be unusual to include a registrant’s estimate of the value of its real estate, or the “value” component of a loan to value metric, as of a particular point in time.  Of course, a registrant discloses historical information about the value of its assets in its financial statements, and the Company does this with respect to its assets in the prospectus.  However, it would be atypical for a company to disclose its internal underwriting estimates in a registration statement, and the Company submits that it is not necessary to disclose such information, especially since Combined Property Value includes, in many instances, assets that do not currently belong to the Company (e.g. buildings on the land).

Due to the inherent uncertainty in estimating Combined Property Value, the Company believes it is more appropriate to provide investors with information that can be used by them to reach an informed view regarding Combined Property Value, rather than highlighting a Company-generated Combined Property Value.  To this end, the Company discloses, among other things, the location of each of its assets, the type of business conducted at each property, the occupancy and the Underlying Property NOI (except for One Ally Center, due to contractual restrictions).  The Company submits that, based on this information, an investor is in a position to reach its own informed conclusion with respect to Combined Property Value using a methodology and related assumptions that it considers appropriate.  For example, if an investor chose to base Combined Property Value on capitalization rates, it could choose a capitalization rate that it deemed appropriate for each asset operated on the Company’s properties, taking into account the type of asset and its location, and apply such rate to the disclosed Underlying Property NOI. Alternatively, an investor could apply the disclosed target range of Combined Property Value of 30-45% to the reported pro forma book value of the Company’s real estate and derive a range of the Combined Property Value for the portfolio.

The Company does not currently intend to regularly include estimates of Combined Property Value in future reports that it files under the Securities Exchange Act of 1934 (“Exchange Act Reports”), and is concerned that including disclosure about the Combined Property Value in the prospectus could inaccurately lead investors to believe that the Company intends to periodically update its estimate of Combined Property Value and disclose such information in its Exchange Act Reports.

Finally, the Company respectfully submits that a potential purchaser of the Company’s common stock is principally concerned with valuing the Company’s assets (i.e. primarily its portfolio of GNLs) as precisely as possible, and that the current disclosure provides sufficient information, including, for example, historical and pro forma financial statements of the Company and information about the GNLs (tenant, guarantor, occupancy, lease term, escalation provisions and rent), for an investor to do so.  In contrast, Combined Property Value includes, in many instances, assets, such as the buildings and other improvements on the land, that do not currently belong to the Company and in which an equity investor in the Company only has a contingent interest as described in the prospectus.

For the foregoing reasons, the Company respectfully submits that it should not be required to disclose the Combined Property Value of its portfolio in the Registration Statement.

2.              Please disclose in your definition of “Ground Rent Coverage” that Underlying Property NOI for One Ally Center is confidential and that you have estimated the Ground Rent Coverage for One Ally Center based upon available market information.  Please also disclose in the definition of “Underlying Property NOI” that net operating income at One Ally Center is confidential.  Further, please update your risk factor on page 27 relating to Underlying Property NOI to disclose this information.

The Company has added the requested disclosure on pages iii and 31 of the Registration Statement.

Prospectus Summary

Investment Highlights, page 4

3.              We note your disclosure regarding the value bank throughout the Prospectus Summary and Business and Properties sections.  Please revise these sections to reference the factors that could limit any value you ultimately receive from the value bank.  For example, in addition to factors discussed in your risk factor on page 28, we note that some of your GNLs contain provisions that would appear to limit any value received by a revisionary interest, including provisions granting tenants the right of first offer to purchase the property and the right to level improvements.

The Company has added the requested disclosure on pages 5, 32 and 99 of the Registration Statement.

Underlying Property and Tenant Information, page 7

4.              We note that the weighted average Ground Rent Coverage is calculated using assumptions for One Ally Center.  Please also disclose the weighted average Ground Rent Coverage excluding One Ally Center.

The Company has added the requested disclosure on pages 6, 8, 31, 101 and 102 of the Registration Statement.

Relationship with iStar, page 14

5.              We note your disclosure on page 14 that the exclusivity agreement will not apply to opportunities to manufacture or otherwise create a GNL from a property owned now or in the future by iStar’s existing net lease venture with an institutional partner.  Please expand your disclosure to provide more information regarding this venture, such as the current and expected size of the venture, whether the venture’s investment strategy overlaps with your investment strategy and whether iStar or its affiliates control the venture.

The Company has expanded the disclosure as requested on pages 17, 143, and 155 of the Registration Statement.

Certain Relationships and Related Transactions

Formation Transactions, page 140

6.              We acknowledge your response to comment 7 and additional disclosure that the actual combined value of the cash and stock consideration paid to iStar will be the price you pay for the purchase of your initial portfolio.  Please expand your disclosure to describe how this price was determined.  When describing how you determined the value of your initial portfolio, please use the principles set forth in Note 5 of Item 504 of Regulation S-K, as applicable.

As described on pages 2-3, 14, 15, 72, 84-87, 89, 154 and 158-160 of the Registration Statement, the Company recently completed a financing transaction and an investment transaction that resulted in total consideration of $340 million in cash and stock being paid to iStar.  The proceeds of the financing were determined through negotiations between the Company and the lenders, and the purchase price paid by the third-party investors was determined through negotiations between the Company and the investors.  The Company has expanded the disclosure to discuss these transactions and the amounts paid to iStar on pages 14, 15, 154 and 158-160 of the Registration Statement.

Safety, Income and Growth, Inc. Predecessor

Notes to Combined Financial Statements

Note 7 — Risk Management

7.              We have reviewed your response to our prior comment 22 from our letter dated December 9, 2016.  We continue to believe the financial statements of your significant ground net lessee would be beneficial information to users of your financial statements.  Please provide financial statements for your significant ground net lessee at the One Ally Center property in your next amendment.

At December 31, 2016, One Ally represents approximately 24% of the Company’s total assets. The Company respectfully submits that it does not believe that financial statements of the lessee at the One Ally Center are necessary for investor protection because:

1.              after the IPO, One Ally will not represent a significant concentration;

2.              the financial statements will not provide information that is useful to an investor in making an investment decision; and

3.              the fair value of the underlying collateral exceeds the carrying value of the assets.

Background

The Company obtained ownership of One Ally through a capital contribution by iStar.  The capital contribution occurred after the March 2015 sale by iStar of the One Ally property improvements to the One Ally lessee concurrent with the execution of the current in-place ground lease. As previously discussed with the Staff during its review of iStar’s Exchange Act Reports, iStar sold the leasehold interest at One Ally at below fair value in order to incentivize the lessee to enter into an above-market ground lease. As a result, iStar recorded a lease incentive asset of $32.8 million. Subsequently, iStar contributed the retained land with a carrying value of $5.4 million and the lease incentive asset of $32.8 million to the Company. The majority of the Company’s carrying value of the One Ally asset is derived from the lease incentive asset.

Not Significant

The Company expects that after giving effect to the proposed initial public offering and the concurrent iStar placement, the One Ally asset (including the lease incentive asset and excluding deferred rent) will no longer exceed 20% of the Company’s assets.  The Company is seeking to raise $250 million in proceeds from the IPO and the concurrent iStar placement to fund additional GNL investments.  If the Company consummates the IPO and concurrent iStar placement at the expected size, the Company’s adjusted assets at December 31, 2016 would be $406 million, and One Ally (including the lease incentive asset and excluding deferred rent) would represent approximately 9% of the Company’s total assets.  Taking into account (i) the IPO and the concurrent iStar placement, (ii) the Company’s recent $227 million debt financing and (iii) the acquisition of a 51% interest in the Company by two institutional investors, One Ally represents 12% of the Company’s pro forma total assets.  Accordingly, the Company does not believe that the assets related to this property are material to an investor such that separate financial statements about the lessee are necessary to make an informed investment decision.

Financial Statements Would be of Minimal Value

The lessee under the One Ally ground lease is a special purpose entity (“SPE”) formed to acquire the One Ally leasehold improvements in March 2015 and consists solely of the leasing and operations of the building at One Ally and the corresponding ground lease with the Company.  The SPE’s obligation under the ground lease are not guaranteed by another party. The Company believes that since the SPE has no material assets other than the building that would be available to protect the Company in the event of a default by the lessee, the financial statements will not provide further insight as to the mitigants of potential default. As discussed below, the Company believes that the financial statements and credit risk of the lessee are less meaningful to a potential investor in the Company than an investor’s assessment of the value of the building and other improvements that would revert to the Company in the event of default by the ground lessee.

Value of the Underlying Collateral

The building on the ground lease serves as collateral for lease payments — if the ground lessee defaults, the Company has the right to regain possession of its land and take ownership of all buildings and/or improvements thereon owned by the ground lessee, for no additional consideration. As a result, when assessing the risk associated with this property the Company believes a potential investor should consider the value of the building.  Given that as of December 31, 2016 such value was estimated to be in excess of $100 million — more than twice the carrying value of the assets on the Company’s balance sheet relating to the ground lease, the Company believes there is little risk to the recoverability of its recorded assets such that financial statements are not necessary.   To provide investors with information about the value of the building, the Company has provided in the Registration Statement information about the location, square footage, and key tenants and estimated Underlying Property NOI of the building.

Financial Statements Not Available

Finally, as discussed in a conference call with members of the Staff on March 30, 2017, the One Ally lessee is not required to provide the Company with audited or unaudited financial information. The Company recently initiated discussions with the lessee about obtaining financial information to be included in the Registration Statement, at the Company’s expense; however, after discussions with the lessee, the Company believes it will be unable to obtain financial information without unreasonable expense and detriment to the value of the Company’s lease asset.  We do not believe it would be in the public interest to preclude the Company from conducting a public offering because such financial statements cannot be provided when, for the reasons articulated above, are not necessary for investor protection.

We appreciate the Staff’s review of the Registration Statement.  If you have any questions or further comments on the filing, please contact the undersigned at (212) 878-8526.

Sincerely,

/s/ Kathleen L. Werner

Kathleen L. Werner

cc:                                Eric McPhee, Securities and Exchange Commission

Wilson Lee, Securities and Exchange Commission

Jay Sugarman, Safety Income and Growth REIT, Inc.

Geoffrey Jervis, Safety Income and Growth REIT, Inc.